Obtaining Control of Credit Suisse Cash Reserve Class C

As of June 30, 2007, A G Edwards & Sons Cust FBO
Michael E Sullivan ("Shareholder") owned less than 25% of the outstanding shares of the Fund.
As of December 31, 2007, Shareholder owned 22,796.86 shares of the Fund, which represented 33.18% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund.